Filed by Solstice Advanced Materials Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Element Solutions Inc

(Commission File No. 001-36272)

The following is a transcript from a July 6, 2026 interview with David Sewell, President & CEO of Solstice Advanced Materials Inc. (“Solstice”), on “Mad Money” relating to the proposed transaction between Solstice and Element Solutions Inc (“Element Solutions”).

Jim Cramer:

In early May, we had two different specialty chemical companies on the show: Solstice Advanced Materials, which had recently spun off by Honeywell, and Element Solutions, which came public via a SPAC merger roughly a decade ago. Both of them have exposure to some really hot themes like semiconductors and data center, and as we just learned, they’re merging!

Solstice is acquiring Element Solutions in a cash-and-stock deal valued at roughly $14.5 billion. The market didn’t seem to love the transaction, though, as Solstice saw its stock plunge 15% today. Look, some of that’s just the arbitrage guys going to work. When there’s a stock-based transaction, they short the buyer and they go long the target. I think this is a very smart deal, though, and this pullback may be giving you a terrific buying opportunity. I know we’ve thought about it for our trust today. But don’t take it from me. Let’s check in with David Sewell. He’s the president and CEO of Solstice Advanced Materials, to get a better read on the situation. Mr. Sewell, welcome back to Mad Money.

David Sewell:

Jim, great to be back. Thanks for having me.

Jim Cramer:

Well, thank you, David. Maybe you can just walk us through. I know there’s some really good bullets about why you think it’s the right time to do this deal.

David Sewell:

Well, we’re really excited about it. Obviously, we’re at a generational growth opportunity in semiconductors and advanced electronics. And the combination of our two companies, we believe, gives us a comprehensive product portfolio and really a world-leading advanced materials business in semiconductors, data centers, AI. And we couldn’t be more excited about it and the future and the position we have in this segment.

Jim Cramer:

All right. So tell me about what you think happened to the stock today, because I felt that there was a chance — candidly, I’ve got to tell you, David, I thought there was a chance, as I said this morning, that both stocks would be up because I look at this as a premium multiple enhancer.

David Sewell:

Well, we agree with you. I think when you look at the value of what these two companies bring, you’re talking about strong high-single-digit growth, low-double-digit EBITDA growth, a really strong margin profile in the mid-25% EBITDA margins. So, we agree with you. But as you said, I think you hit the nail on the head. Whenever you announce a deal like this, we know there were a lot of hedge funds, a lot of arbitrage in there. We’ve been telling the story. Reporting has been very positive on the strategic rationale for the deal, and we know we’ll be back in the future as we execute on the transaction.

Jim Cramer:

Well, maybe you can explain the ratio of who gets what. How much of the company ultimately belongs to Solstice? How much to you?

David Sewell:

Sure. So, it was a cash-and-stock deal, as you mentioned. Element Solutions received a half a share of Solstice stock as well as $10 in cash, which really amounts to about 44% Element Solutions ownership, 56% Solstice ownership, and just two great companies coming together in a leading advanced materials business in semiconductors.

Jim Cramer:

Now, I think people may not realize, but you also have a fabulous nuclear business that you’re staying — it’s not becoming a pure-play electronics. I don’t mind that because I think the nuke business is so powerful. How is that doing?

David Sewell:

Nuke business is fantastic. And you’re right, it actually synergizes. So our business is sold out through 2030. As you know, it’s uranium hexafluoride. We do the nuclear conversion for nuclear fuel, and it all ties to the data center. So now we are in chip fabrication, advanced packaging, thermal management. We’re in the data center with our refrigerants business doing all the cooling. We’ve got our nuclear business, so we’re helping power the data centers to help solve the power shortage. So, all of this ties together. And we just think we are critical infrastructure for AI and data centers, and we’re really well positioned for the future.

Jim Cramer:

There’s a real scarcity value to the companies that make the material that semiconductors are based on. We’ve been looking at this group. We thought that Element Solutions, also Qnity — these are remarkable companies with great secular growth. A lot of them are covered by chemical people. If they were covered by tech analysts, which they will be maybe now with merging, the stocks would be much higher.

David Sewell:

Yeah, it’s a great growth proposition, right? It’s growing at unprecedented levels for the next decade. The demand is significant. And now we’ve got a complete solution in our product portfolio to help solve the biggest challenges our customers have. And we know that as we execute and deliver on what we promise, the share price will follow.

Jim Cramer:

Now you’re staying, obviously. You’re going to be the CEO. Now, we had Ben on. I tell you, he’s a terrific guy, and I know he was on the call. But he will just be a board member, if I’m correct.

David Sewell:

That’s correct. Ben has been an unbelievable partner through this. And I’m sure you know Sir Martin Franklin, who started this company. He’s been phenomenal through this process. We’ve really built this strategy together. We really believe in what these two companies can do, the innovation we have, the differentiation. And we just can’t wait to get started and work together to drive growth in this really, really attractive industry.

Jim Cramer:

Okay. There was one line that I thought was quizzical, where you talk about how you want to maintain — it’s kind of maybe oxymoronic. Some of my critics have been saying: a strong sub-investment-grade credit rating. How do you have a strong sub-investment-grade credit rating?

David Sewell:

Well, basically what we’re saying is we’re going to maintain our credit rating. We have a strong non-investment-grade credit rating. We are only going to be 3.5 times net leverage with this deal. We’ll be down below three times levered within 18 months. This deal is accretive in year one. So, we’re fully financed on the deal, and we feel great about our cash position as well.

Jim Cramer:

All right. One last question. I know that the tradition of Honeywell, from Dave Cote’s days, is to buy and sell and buy. And I know he did more than 70 of them. Are you now happy with the Solstice map of what has to happen without making any more disposals or acquisitions?

David Sewell:

Well, I think our portfolio is really well positioned. We have a great blend of products, but this accelerates where we want to take our company, the vision and strategy we laid out for our board of directors right after the spin. And I think it’ll allow us to tailor-make the portfolio, be maybe a little bit more streamlined and focused, so we can just get down the fairway and grow faster than the market and really deliver for our shareholders.

Jim Cramer:

I couldn’t agree more, David. That’s why we emphasized it today to our club members, saying that it’s been in the bullpen. We’ve been waiting for it to come down. That’s actually a positive when you have a great situation like this, not a negative. David Sewell is the Solstice Advanced Materials president and CEO. David, thanks for coming on the show.

David Sewell:

Thanks for having me. Take care.

Jim Cramer:

Back here after the break.

The following is a transcript from a July 6, 2026 interview with David Sewell, President & CEO of Solstice, with Al Root, Associate Editor, Barron’s, relating to the proposed transaction between Solstice and Element Solutions.

Robert Mead, Chairman, Americas, Teneo:

Okay, Al is on and Al knows that I’m going to record this, so let’s go ahead. Al, this is an on the record interview and here’s David Sewell.

Al Root, Associate Editor, Barron’s:

Yeah, you guys are acquiring Element and I’ll get to it ASAP. I’ve just seen that deal sketched out, 73 a share, 14.5 billion. What do I need to know? Strategically how to deal come about? Any of these tidbits, we’ll just go as fast as we can and we’ll get the story out. And congrats, David.

David Sewell, CEO, Solstice Advanced Materials:

Thank you, we are really excited about the combination of the two companies because what’s happening - this is just generational growth. What we’ve created is we think one of the most comprehensive portfolios in the industry to solve the complex challenges that are out there, whether it’s heat management, whether it’s smaller, faster, this combination with synthetic chemistry formulation, metals expertise, we will now be well positioned to capture that growth and have the scale to do so. It does not at all hinder our focus in areas like nuclear and refrigerants. We actually think it’s extraordinarily complementary and builds an even stronger portfolio for us.

Al Root, Associate Editor, Barron’s:

We got nuclear refrigerants and then on the electronic side, do you guys have overlap there? Or is it sort of a new leg of the growth stool? I’m just not sure. I guess the question is ultimately just one more beat on how much overlap and new business this brings.

David Sewell, CEO, Solstice Advanced Materials:

It is so highly complementary. There’s really minimal overlap, which made this such a natural fit for us to come together, so the synergies will be in our diverse customer bases, bringing our solutions from one to the other as well as now developing an end to end solution from synthetic chemistry to being on the production line with our customers. So we’re really excited about it.

Al Root, Associate Editor, Barron’s:

We’re going to do headlines and things like that, I don’t want to overstate things, but is this leaning even more into, you got the semiconductor side. Now you’ve got the cooling side and just more AI or is it just sort of an overstated narrative? I literally am asking because I know what the headline is going to try to be, and I just don’t know if that is always the best way to put things because it’s a bit of a reductionist kind of idea. But what do you say to that whole leaning into the AI thing?

David Sewell, CEO, Solstice Advanced Materials:

Well, I think it leads into a solution with the generational growth that’s happening in AI. There’s also challenges with that. You’ve got to solve the cooling challenge because of the heat that’s generated. You have to solve the energy challenge because there’s not enough energy to power all these data centers. So now what we have is, we believe, one of the most comprehensive portfolios, for chips and PCBs and advanced packaging. We have a high IP portfolio that’s driving tremendous growth in refrigerants. And now we can tie that in with the chip and two phase direct to chip cooling, longer term immersion cooling. And with our nuclear business, we’re now powering, providing power for the need for this. So I look at us as a critical infrastructure for AI data centers and the needs that are there for thermal management power and the chip.

Al Root, Associate Editor, Barron’s:

Is there any - one technical question, and I just want to get this to get the story out - tax implications from the recent spin? I mean, this is sort of a merger of equals as you’re acquiring it. Did it create any cash problems? I know that there’s sometimes, like, weird things about spins.

David Sewell, CEO, Solstice Advanced Materials:

No, really good question. We were a tax-free spin and it will have no implications on the tax-free spin status.

Al Root, Associate Editor, Barron’s:

So that gets maintained because, just the nature of the deal. Is that right?

David Sewell, CEO, Solstice Advanced Materials:

I’m sorry?

Al Root, Associate Editor, Barron’s:

That gets maintained, the tax-free status is still maintained?

David Sewell, CEO, Solstice Advanced Materials:

Yes, that’s correct. That’s absolutely correct.

Al Root, Associate Editor, Barron’s:

I know the stock’s doing what stock’s doing, but there’s some of that dirt and all this good stuff. I mean it’s a huge deal right. And first big deal post-spin. What’s been the feedback, this is a pretty bold move is this sort of an example of why spins work because you can be focused on things like this. This deal might not get done under Honeywell. Just what do you say about the whole reaction and it’s early in your life and you’re making this big deal.

David Sewell, CEO, Solstice Advanced Materials:

I think you hit the nail on the head. In fact, I sent Vimal, a note this morning thanking him because it was his vision that allowed us, when you think about it, we were a small spin from Honeywell. You’re always fighting for capital. This business is not done an acquisition in ten years. It was a standalone business within Honeywell. And what we believe we’ve created in a year. And now it’s our ability to execute it. We are a leading materials company and the forefront of the secular growth trends of nuclear energy, advanced computing, thermal management and refrigeration, defense and safety. We have developed a portfolio now that we can run with. So being able to spin and do that. And look to your point, the immediate stock is, there’ll be all kinds of transition in there. But I think when you look back at this company or look forward at this company two years from now, you’re going to see a leader that’s committed to high single digit growth, high single, low double digit EBITDA growth, and really leading margins in the industry. And how can you not get excited about that?

Al Root, Associate Editor, Barron’s:

This is great. Is there anything else I need to know. Otherwise, I just have to start writing. This is a big deal.

David Sewell, CEO, Solstice Advanced Materials:

Yeah. No, I would just say, the timing is just perfect. And I know it seems quick, but where we’re at the beginning of this journey of AI, when you look at the growth rates over the next 5 to 10 years, they’re undisputed and we now have a portfolio to lead in that direction. And we now have a complementary portfolio of leading technologies to support the secular growth trends. And we just think there’s no looking back for us.

Robert Mead, Chairman, Americas, Teneo:

You can call me if you have any other questions. Take care. Thanks.

The following is a transcript from a July 6, 2026 interview with David Sewell, President & CEO of Solstice, with Oliver Barnes, US Deals and Activism Correspondent, Financial Times, relating to the proposed transaction between Solstice and Element Solutions.

David Sewell, CEO, Solstice Advanced Materials:

So if you think about just seven nanometers and below. That’s where our products really have been winning in the market. And so now we just believe that we have complete solutions for this really generational growth opportunity. We don’t think it’s cyclical. We think we’re very well positioned to capitalize on it. And we now believe we have the most comprehensive portfolio to serve this market.

Oliver Barnes, US Deals and Activism Correspondent, Financial Times:

How do you think it will catch investors by surprise, I suppose the stock is down, but I think you guys are issuing stock to do this deal. How do you kind of sell the story to investors? I just asked that because obviously, I don’t know, in the grand scheme of corporate history, it’s pretty rare for companies to do large transformative acquisitions. Not long after they’ve completed a spin off, right?

David Sewell, CEO, Solstice Advanced Materials:

It’s a fair question. I’m sure because of the timing, it actually was faster than we were anticipating. It was just the right partner at the right time, in the right inflection point of the market. I think as we tell the story on why this is such a great combination, I’m confident the share price will come back and be commensurate of what this new company can deliver. I mean, we’re talking about high single digit revenue growth, high single digit low double digit EBITDA growth out through the medium term, which, with leading edge with leading EBITDA margins. That’s just a great story and we’ll deliver on that as we move forward. And that’s why we’re so excited about the future.

Oliver Barnes, US Deals and Activism Correspondent, Financial Times:

Just one last question then, in the way of, Element, I think has done a ton of acquisitions, right? Smaller acquisitions.

David Sewell, CEO, Solstice Advanced Materials:

Yeah.

Oliver Barnes, US Deals and Activism Correspondent, Financial Times:

You picked up that thing out of Celanese. Is it fair to assume that you may continue to do the same kind of stuff where you want to do small additive stuff for the portfolio going forward?

David Sewell, CEO, Solstice Advanced Materials:

I would say short term, our focus is deleveraging. We’re committed to get below three times levered in 18 months. I do not really expect any bolt-on acquisitions in the short term. We’re really focused on integrating the two companies and driving that execution on our combined entities.

Oliver Barnes, US Deals and Activism Correspondent, Financial Times:

How long have you guys been thinking about this deal out of interest, just on some background, we can even do this off the record. I’d just be interested to know.

David Sewell, CEO, Solstice Advanced Materials:

Yeah, that’ll all come out in the filings that we do. But I would say it was this year, it just kind of happened. It just worked out that both of us recognized more scale in this sector brings tremendous value. And if we were to come together, we think we can have a truly differentiated portfolio.

Oliver Barnes, US Deals and Activism Correspondent, Financial Times:

Nice.

Robert Mead, Chairman, Americas, Teneo:

Okay, Oliver. Thank you.

Oliver Barnes, US Deals and Activism Correspondent, Financial Times:

I appreciate it.

The following is a transcript from a Solstice employee meeting held on July 8, 2026 in connection with the proposed transaction between Solstice and Element Solutions.

David Sewell:

Well, good morning, everybody. Good afternoon. In some cases, appreciate, appreciate, yeah. Appreciate everyone joining. I thought it was important to pull the leadership team together. Obviously, we had some really exciting news on Monday. There’s a lot going on, a lot of moving pieces. So I don’t have a fixed agenda, but what I wanted to do is just talk about why we’re so excited about it, what it means for the company. Really want to get some feedback from leadership team, any questions you’re getting, any questions you have. But we’re really excited about it. We have the town hall to kind of walk through the logic and how this positions us. long term really is a premier advanced materials business that’s really ideally positioned in our key strategic growth pillar. So we couldn’t be more excited about it. Obviously, there was some stock reaction. We definitely were expecting some of that. We’re going to have Mike on, who leads our IR department, who’s going to talk a little bit about the stock and the market feedback. But what I thought I would do to start is I wanted to have Simon talk just a little bit about why this is such a great acquisition for our electronics business and what long term and how we don’t want to keep our eye out. We are just going to be so well positioned in a really high growth algorithm sector, you know, over the next decade. So, Simon, I want to kind of talk, turn it over to you, and you can talk about when we started looking at this, why we thought this made so much sense.

Simon Mawson:

Yeah. Yeah, thank you, David. So as David mentioned, a lot of excitement about this. When we first started looking at this, we came at it from the perspective of building a leader in deposition technologies and thermal management opportunities. So they have a portfolio on the thermal management side, and they also have a portfolio on the deposition side. And as you know, today, we have a very strong leading position in position technologies with our copper manganese technology. So if you look at all sort of three nanometer, two nanometer, all the advanced node fabs that are getting built, all the memory fabs, if you look at the roadmaps of what’s happening, it’s all using more and more copper manganese, which is why we’re expanding our Spokane footprint. They have a technology called copper damascene. Copper damascene is a plating technology. So when we, when you build a semiconductor chip and you use our copper manganese target, you put down that barrier layer and then, or essentially seed layer, and then you essentially put copper damascene on top of it. So what this does for us now is it gives us two steps of the copper sort of building process, if you will, on a semiconductor chip. So it gives us a really strong position, even stronger position now with many of the leading fab producers. So TSMC is a big customer for theirs, for example, Intel, where we also have very important business. So we become, as a result of this, a very unique player in the deposition space because we’re the only company that has, we even have the barrier layer with Tantalum, but we have Tantalum barrier layer, we have copper manganese seed layer, and now we have copper damascene sort of plating layer, if you will, with the technology from Element. So it gives us a really amazing portfolio on the front end semi-piece.

The front end semi piece, as you start to think about chip stacking and building advanced packaging chips, that technology front end is also going to back end. So there’s a lot of PBD, sputtering targets getting pulled into the back end, other targets, plating chemistry is getting pulled into the back end. And then they have an additional portfolio on top of that of a lot of other solutions for advanced packaging. So we get very strong in the front end, and now we have a very strong back end packaging business as a result of this. And advanced packaging is an emerging technology. You read about it in the news. It’s a way to get more performance out of chips as it gets harder and harder to make smaller and smaller chips. The one way you keep Moore’s law going is you start to stack chips. And then this is what they call advanced packaging and you get more performance out of the chips because you put them closer together. And they have a very strong position in that part of the market. And that’s a part of the market that we’ll see really explosive growth over the next decade forecasts upwards of 30% a year growth rate off of a very small base today to a very substantial market a decade from now. And again, we’re very well positioned with existing offerings in that space with the two companies coming together. I think more importantly, we have come up with a number of new innovations on our end. So these are new material platforms that we think we can introduce to the marketplace where we’re building up a team to be able to do that, now we can accelerate that to market because they have experience doing this in that same market space that we’re going after. So again, another synergy when you think about putting their advanced packaging capability with our new innovation ideas, we’re very excited about that.

The other area that they’re in is assembly, and they have some products that go into the thermal space. Some of their assembly materials have dual purpose of assembly plus thermal management. So some of their die attached materials where you attach the semiconductor to the board. Also have thermal properties, so they also give thermal performance. They have a very important product line, which is what we call TIMS Wand, which is a metal-based TIMS that goes under the lid between the chip and the spreader, which we don’t have in our portfolio today. So there’s a very nice complement there with that portfolio. So we get a more expanded, well-rounded thermal interface materials portfolio. And so again, that’s something we think we can really take advantage of in the marketplace because we have now a full stack end to end with all of the TIMS technologies versus just having the polymer TIMS, we now have the metal TIMS. So again, a lot of synergies there around thinking about what we can do with expanding our thermal management business and how we can bring new solutions to the market.

And then finally, the last area where they have a really big business on the electronic side is printed circuit boards. This is not something we’ve typically been in. And they have some really interesting new technology that they’re commercializing for that market. It’s called Cuprion. So it’s a copper sintering technology. They seem to have figured out a way to prevent oxidation of the copper, which has been sort of the big problem with copper sintering over the years. And so it’s a patented technology. They’re bringing it to market. The customers they’re working with, and these are big leading customers in printed circuit boards, as well as some of the big names you would know out there. They’re designing new ways to make boards because of this technology. So it’s an enabling technology for new board design as you think about the boards and the type of boards that are required for high performance compute. And I think that’s another area where we have a lot of experience bringing, I would say, more disruptive technology to the market. There’s some capital investment required with that project in order to scale production, which again, we have a lot of experience with that type of work with some of the other projects we have going on. So across the board, it doesn’t matter which part of the portfolio you look at, there’s synergy, synergy, synergy, synergy. And so we’re very excited about it because the overall electronics business that you build, like we said in the town hall yesterday, very strong front end, very strong in the packaging, advanced packaging, assembly side, very strong in the PCB side.

And then in addition to that, they’ve also got a business with Micromax, which gets into, I would say, some other application spaces in the electronics area. And then they also have the gas business, EFC Gases, which we were also interested in at the time they were for sale, but we couldn’t act on it because of the separation process. The gases business is a very nice complement to the deposition because when you do deposition, you do etching and they have etching gases and so sort of all that goes hand in hand. So super exciting portfolio there as well with the EFC Gases business, which they have a very unique niche position competing against the big companies like Lindy that are just not servicing the accounts the way that EFC Gases is. So, and I didn’t say this yesterday and I thought about it afterwards, but you know, the common thread here across what they’re doing and what we’re doing is all of the new innovations that we’re bringing to market, the portfolios that we’re positioning, the portfolio they’re positioning, the joint portfolio we’ll be able to put forward, it’s really positioned for enabling high-performance compute. So it’s the leading edge chips on the front end. It’s advanced packaging. It’s the next generation printed circuit boards. It’s the next generation thermal management solutions. So when David talks about, hey, you know, we’re really positioned for the AI data center, AI data center is enabled by high performance compute, and we have all the technologies throughout the value chain to make that happen.

And then of course, you know, on Jeff’s side, we have the solutions then for taking the heat away in the data center and the energy solution. So we really do have that thread that cuts through everything. So it’s tremendously exciting. This is probably the single best asset that was on the market that we could have bought that could have built a portfolio like this for us with a single acquisition and couldn’t be more excited about it.

David Sewell:

Simon, thanks. I was... really good information. And one thing I do want to emphasize as well, while we did, you know, do a business highly focused on electronics, does not take our focus off the remaining parts of our business. We’ve built in, you know, the capital for the investment.

Simon Mawson:

Ohh.

David Sewell:

We expect to get our leverage down below three times within 18 months, but you know, we’re still committed to our other businesses or our other investments. But what it does is it shapes our portfolio for the next decade where we can just become a leader in all of the areas in which we play. So now we can just focus on integration, we can focus on execution as for our profile, our margin profile, and our free cash flow profile is just super exciting. And to be able to get an asset like this at the very early innings of the explosive growth that Simon alluded to is really exciting.

But obviously, there was some market reaction there, and so we thought it would be good to hear from Mike on some of the reaction from our sales side analysts as well as our investors. And then after that, I would love to just open it up to Q&A and any commentary that you have from your teams and just have an open dialogue. So with that, maybe Mike, I’ll turn it over to you and you can provide some color on some of the items that have been going on over the last couple of days.

Mike Leithead:

Yeah, thanks, David. I appreciate it. So look, obviously, it’s been a choppy couple days, both in our stock and the overall market. I think if you take a step back, as I said yesterday, on the town hall, and David alluded to, we fully anticipated a bit of a pullback on day one. It’s very common to see these type of knee-jerk reactions to a large acquisition like this. You look just recently at Olin Huntsman, Fox Roku, I mean, just some examples in the market. As people try to digest everything that’s going on, usually it’s sort of a, hey, let me sell first and go through this. And then yesterday, just in the market overall, Samsung had numbers that I think disappointed the street. And if you look the entire technology and electronic material space was down quite a bit, which I think impacted our stock, which was a little bit different from the deal overall. But there’s just, as I alluded to it, just a significant amount of churn in the first week. And I think you’ll see things stabilize here. And we think as people get to understand and appreciate a lot of the merits and the value creation of the deal. It’s a really compelling pathway from here higher. As David alluded to, the feedback from analysts has been quite positive, consistent with our investor conversations. I think almost everybody fully gets the strategic rationale. Simon touched on it in great detail, but consolidating these two businesses, having that end-to-end portfolio in a space that is seeing just tremendous growth, people fully understand that. I think where there’s been questions is people just trying to understand why now is the right time to make such an acquisition. And we’ve obviously talked about the growth that we’re seeing there. And then there’s also a lot of people that have been invested in our stock for more of a nuclear angle. Obviously, nuclear is doing tremendously well. And there has been questions around just our ability to continue to invest in growth investment, growth CapEx. And to that point, while debt pay down is a priority, as I’m sure Tina, has mentioned, we are still very much committed to reinvesting in the business, growing the business overall, and not shying away from those organic ambitions. So overall, again, I think what the most important part is, is people understand the strategic rationale. There’s always going to be choppiness near term for an acquisition of this size and obviously people trying to digest it. But as David and Simon alluded to, I think once people come around to the compelling nature and they start to see us deliver and execute and put up higher numbers. It’s a really compelling opportunity here. So with that, I’ll turn it back to you, David.

David Sewell:

Thanks, Mike. And I do want to open up to the Q&A, but, you know, for Jeff, maybe just, you know, I want to, as we talked about this, and Jeff was certainly involved and supportive of direction. I also want to reinforce our commitments to the refrigerant segment, which is such an important critical piece, the investments we’re continuing to make in Next Gen. YF, the investment potential in the nuclear expansion. So Jeff, maybe just turn it over to you, kind of get your perspective from the refrigerant side and even some of the pieces, how this plays in our portfolio.

Jeff Dormo:

Yeah, thanks, David. So look, I think, you know, kind of building on what David and Simon said, really exciting for overall Solstice and what this does and how this sets up our portfolio. And look, I think it strengthens our overall thermal management which plays right into a lot of the direction that we’re trying to do. So I think it’s additive to our business as well. You know, for the refrigerants and applied solutions team, you know, we spent a lot of time as we were going through this deal talking about, hey, what are all the things that we need to do in our business going forward in order to make sure that we’re effective. As David said, like, you know, we’ve lined up the CapEx, we’ve done all those things. So all of that stays in place. And I think we, you know, are in a very good place going forward for what that is. Maybe just a few things about Element and, you know, different parts that fit in. You know, some parts of the RAS team have already kind of called out like EFC Gases, which is great because it does fit very well. They actually have quota, they have a reclaim business. There’s like all sorts of things that align with the strategy that we’re doing. We already have a JDA in place with them unrelated to this deal where we were seeing synergies and so forth. So, you know, real nice way that things kind of fit together more broadly across the portfolio. So, look, I think we’re in a really good place. You know, I think doing this acquisition ties right into what we’ve been telling the street about nuclear, about there’s going to be a need for more power and what’s happening there. And so we’ll continue to emphasize that. And we’ll give Mike plenty of material to make sure he can talk internally that we’re not…

David Sewell:

Yeah.

Jeff Dormo:

We’re not slowing down on any of the nuclear progress. So yeah, I think that’s about it, David. I don’t know if there’s anything else that you had.

David Sewell:

Nope. No, that was great. I appreciate Jeff. I wanted to make sure we left the last few minutes for any questions or other comments from employees. You know, raise your hand on the icon or jump out with any questions or commentary. Jason, if you’ve gotten some from yesterday, that we didn’t get to that you’d like us to answer, please feel free to do so.

Jason Clifford:

No, I want to get this group to get a chance to, you know, these are, this is the top leaders of our company. We need to kind of stay focused on driving the current performance. But, you know, you know, if anybody just unmutes, feel free to, you know, if you want to raise your hand, raise your hand. If not, just go forward and ask David a question. Is there anybody on the leadership team with questions. So, Chris, I see you raise your hand. Why don’t you start with you then?

Chris Hayward:

I just want to say overall, you know, Simon and Eric Saunders did a really good job of concreting the very important task in front of us is to maintain discipline and focus on execution. So I think there should be little worry at your level, David and others, that that’s going to be the case. But overall, I’d just like to share that the people I’ve talked to are super impressed with the acquisition choice and the speed at which has been made so quickly after the separation from Honeywell. So kudos, I think we’re all very excited.

David Sewell:

Thank you, Chris. I really, really appreciate that. And, you know, we’re excited about it. And you certainly could wait. Asset might not be there, but we’re also missing the importance of being in the early innings of this as well. And Jason…

Jason Clifford:

Thanks, Chris.

David Sewell:

Ask for help. I know someone has a hand up, but I can’t tell who it is.

Jason Clifford:

Yeah, no, I’ll help you. I know your connection’s coming in and out a little bit. We can hear you okay. But, you know, Bishma asked a question just around the synergies, you know, that, you know, can you maybe just touch base a little bit on the $180 million of synergies and, you know, the tie to headcount and, you know.

David Sewell:

Yeah.

Jason Clifford:

I guess, you know, could it be some concern for existing Solstice employees and how we approached it?

David Sewell:

Yeah. Yeah, I’d be happy to. Maybe I’ll even turn that over to Tina in how we think about synergies and Simon, you as well, because a lot of this is revenue synergies. This is really going to be a growth story as we move forward. But Tina, if you’re on, maybe I’ll have you kind of talk a little bit about it.

Tina Pierce:

Yeah, no, absolutely. Thanks, David. Well, you know, one of the guiding principles as we evaluated the synergies was really the customer first. I mean, we have that mentality and certainly Element Solutions does. So we don’t want to do anything that would potentially impact the growth of the business. In terms of the specific $180 million, we started with kind of this outside in view of the synergy. And what I would say is it was a strong cross-functional commercial team to evaluate those. We had a number of meetings with Element to pressure test those assumptions. And there were some, quite frankly, that fell by the wayside. And then we had some new ideas emerge. And at the end of the day, there were a few areas that really stand out. First is really on kind of the procurement, indirect spend, freight and distribution. Element does operate in a more decentralized manner. There are a combination of a number of acquisitions. And so that decision has been really localized. And so there’s a tremendous opportunity because we’re going to be a $6.8 billion company going forward to negotiate even better savings across that entire category spend. So that’s one of the more meaningful ones. I’d say the other thing is related to some of our G&A type of expense. We can leverage some of that spend better over the entire organization. You think about the last eight months has been largely focused on exiting the TSAs and just really thankful for everything that this leadership team has done. We’ve come through those TSAs and second quarter was absolutely huge from that standpoint. We came off a lot of the IT TSAs without missing a beat. So now that we have all of that behind us, we can start to think about how do we transform, you know, our respective organizations and, you know, the use of technology, but we can scale that in a more meaningful way with Element. And so that’s as we kick off the integration process, that’s exactly what we’re going to be looking at. And the other thing I’d highlight here is we’ve already come up with additional pipeline opportunities. Anytime you go through something like this, there’s always new learnings and there could be potential breakage, but we have that pipeline. We’ll continue to grow that pipeline. And if something doesn’t materialize, then we’ll just feed in a new idea. But overall, we are well positioned to achieve the $180 million.

Simon Mawson:

Yeah, and on the revenue, yeah, and on the revenue side, yeah, I was going to say on the revenue synergy side, there’s two areas that we’re identifying. One is front-end deposition, where we have a stronger presence than they do in certain parts of the world with certain customers. So there’s an opportunity to pull through their copper damascene business into some of our key customers. So that’s a synergy.

David Sewell:

Super.

David Sewell:

Oh, sorry, sorry, Simon, go ahead.

Simon Mawson:

And then the other one is on the thermal side, where they have tremendous access to market in many different areas where there’s thermal needs. So it’s the opportunity to accelerate growth of our existing polymer thermal portfolio, but then also us to pull through their metal polymer, their metal TIMS portfolio into other customers, because they haven’t really been out there promoting it heavily. So we think there’s a lot of opportunity for that too. So those are the two areas that will be heavily focused on from a revenue synergies perspective.

Jason Clifford:

David, if you could, the question also too was around on the people side. So there might be concern here too is that, you know, what does this mean for us too? And we’ve talked about that, but maybe just around…

David Sewell:

Thanks, Simon. Yeah.

Jason Clifford:

On the Solstice side around potential employee impact.

David Sewell:

Yeah, look, there’s this is a very complementary business, and you know, the employee impact, you know, we as we talked about, we’re not we didn’t build in anything that has any impact to the customer. We run this business as a customer-focused business. So we see the opportunities really on some of the areas that Tina talked about, the footprint optimization. You’ve got to think about there’s they have something like 80 facilities. So, you know, can we consolidate some of these footprints? That makes us more efficient being in one building that we have. So I think that would be, I would put that as a not something not to be concerned about. Obviously, from an SG&A standpoint, they’re, you know, kind of. Kind of team will be uh departing the company, and there’s a lot of savings with that. There’s a lot of savings with going to one public company versus two public companies. So, you know, this is really going to be about a growth story and just optimizing the great products we have as we move forward and optimizing the operational efficiencies that we think are out there as well, which we’re really excited about as we went through the diligence.

The only last piece I would say on the revenue synergy assignment, I think with Jeff’s business, that customer intimacy that we have, I think even helps more, Jeff, the potential collaboration for two-phase to tip, potential immersion cooling, just because we’ll be so much deeper and interconnected on thermal management.
with our customers.

Jason Clifford:

Yeah, Sedi, you had a question?

Sedi Doobay:

I did, I did. Thank you. One, just a comment to follow up on Chris’s right of kind of establishing the Solstice speed now of the way we operate and how we look at markets. I think this is a great kind of out of the gate framework to get us set right for those who were in the past at Honeywell, there was a concept of Honeywell speed. I think we’ve expedited that, taken it to the next level. So congratulations to the entire leadership team. The question kind of following up, David, on your earlier comments and Tina, of the company, you know, came from acquisitions over the last five years, very significant acquisitions. That’s how they grew. You know, how do we think about that as we think about integration, culture of, you know, they’re recently created and they have 80 something facilities all over the world. You know, how do we approach that in terms of overcoming some of those challenges in integration?

David Sewell:

Yeah. Really good, really good questions. The importance of culture alignment is going to be vital for success in how we execute. One thing to keep in mind, there’s actually several former Honeywell leaders over there. So they’re not quite as different as you may think. They’ve brought a lot of the operational models that we all have, that we have, that they brought to them that have been very well embraced. So I think we’re a little bit closer than we think. But what I would say is two things. First off, when you do an acquisition, I’ve always looked at it as does 1 + 1 equal 3? So, when you do that and you know you run that decentralized model. Love the customer intimacy, and, as you know, having our businesses really run the business, but we want to make sure we’re leveraging the scale of the two businesses, so you’re better together, and that’s going to be the philosophy as we move forward. We will make a culture a priority.

You’ll start to see, I think, some of the announcements come out over the next week on integration. What the building out our playbook, you know, we’ve got this amazing PMO team and transformation team from the TSAs, you know, we’ll be able to incorporate a lot of that blueprint as we move forward, as that incorporates into our M&A blueprint. But culture is going to be a huge piece of it. We are going to bring in a consultant that specializes in M&A culture, how to look at the organization. Optimize the... the synergies that we talked about, not touching the, you know, impact to the customer and engaging in the customer and our employees, just as we did when we spun from Honeywell, that we’re going to embrace this culture that we built together. So we’re going to have resources to do that. We’re not just going to assume. And there’s going to be a lot of work to be done, especially by this leadership team. So I’m really counting on all of you, but we’re going to give all the tools and support to be successful. And we just be more excited with this new company we’ll bring in the future. So I know we’re running out of time. There’s a couple more questions. Jason, I want to make sure we answer. It looks like we have two. I don’t know who they are, but I want to make sure I get the last two.

Jason Clifford:

Yeah. Yep. Yeah, Pro, you’re up.

Prosenjit Chaudhuri:

Thank you, Jason. So David, this is very exciting for sure. My question is, as we think about the next step, which is the integration planning, what level of access do you think we will get so that we can come up with an optimized structure for our organization?

David Sewell:

Yeah, really good question. We are still operating as two separate businesses, but there’s a lot of work we can do while maintaining two separate independent companies. So that’ll be moving pretty quickly over the next couple months, or I should say even few weeks we want to get started. And what we’re going to look at, Pro, is we have the work streams identified and we’re going to do what we’ll call two in a box. So for each work stream that we’ll look, we’ll have a Solstice leader and we’ll have an ESI leader. And then, we’ll have the kind of the work stream needs that we need to do for integration. This is why part of the reason in the playbook we’ll have a third party with us. This is exactly what they do. We know exactly what we can do to ensure we’re in legal compliance on what we can’t talk about, but ensuring we’re getting the right work done that we can talk about. So those steps will include us naming the integration leader, us naming the consultants team that’s going to support this, then announcing the work streams, then putting the people in the work streams, and then those work streams will have training, tools, processes on all the things that we need to do within those work streams. So we’re going to be able to do quite a bit. We just need to make sure, you know, we maintain our independence, but we are going to provide the teams all of that, and all of you are going to really play an important role in that.

Jason Clifford:

Yeah. Uh, Matt, you’re up. We have time for one more.

David Sewell:

And yeah, go ahead.

Matt Bernstein:

Thanks. Just more for like Simon or Eric, beyond like, particularly on front end, being able to bring, you know, element along to our customers, is there really an ability to like, I don’t want to say formulate, but like... pair, you know, our solution with their copper damascene process that delivers better performance and creates better value, or is it more of just a...

Simon Mawson:

Yeah, I know what you’re referring to. So there’s an innovation concept there where you put down the PVD layer and then you put down the copper damascene layer that they have. And can you make that work more effectively? We know that there’s a void issue and there are some issues with deposition. So if you have ways of making those two…

Matt Bernstein:

How we go to market. But...

David Sewell:

Yeah.

Simon Mawson:

Deposition systems work together more effectively, there’s certainly an innovation opportunity there. It’s included as part of our revenue synergies, but it’s an innovation concept that’s obviously built out further into the future because there’s a lot of work that has to happen to prove that out. But when we brought that up and discussed it with them, they also felt like that was definitely something where there was an opportunity for collaboration and innovation. And, you know, today that’s never happened because no one company has ever had those two technologies in-house where you could actually work on how you could make it perform better. So we’ll have a chance to do that. And that’s one of our longer term revenue synergy upsides from an innovation perspective, Matt.

Matt Bernstein:

Thanks.

Jason Clifford:

Thanks.

David Sewell:

Good question, Matt, and...

Jason Clifford:

You know, looking at some of the... gray.

David Sewell:

SOLS. Go ahead.

Jason Clifford:

No, I think, you know, I just, I know we’re at time, you know, just want to make sure to another lawyer’s on the phone. I know there’s a lot of excitement and energy. You know, we’re still running as two separate companies. There’s a lot of desire to want to learn more, but we’re also, there’s a lot of different processes and legalities. I want to make sure that you know, please make sure that yourselves and your organizations that, you know, before you take any action, make sure that you’re kind of running that up, you know, up to the leadership team. And if there’s legal questions that need to be asked, that, you know, going out, seeking out information online, going everything, you know, just got to be very careful about some of the things that what it is we’re doing as we go forward to make sure that we’re maintaining kind of the independence of the two companies. So just, you know, please make sure yourselves as well as your teams that, you know, we’re not doing anything that would create any issues for us going forward. And if you have any questions, please make sure it goes up to our legal team before you start kind of going out and doing anything.

David Sewell:

Thanks, Jason, for that. And we’ll make sure everybody has all the do’s and don’ts as we move forward, especially as many of you go into work streams with counterparts at Element. But what I would say is this transaction was all about the long term.

Jason Clifford:

Right.

David Sewell:

And if you just fast forward three years from now, if you think about the complete solutions we have, revenue opportunities in one of the fastest growing segments in the world in semiconductors and all the things Simon talked about there for the next decade and how we’re positioned. And you look at our refrigerants business and everything that we’re doing there and all the next-gen development there. And then the specialty businesses we have in the areas like, you know, what we’re doing with Spectra Y and those other areas that we have, just these great market positions. We’ve now got our fundamental core business set early in our stage. And while it’s going to be some heavy lifting here, you know, over the next year, when you think about three years from now, just amazing how powerful this company is going to be as a leading advanced materials business in these incredible growth segments with the best technology in the world, best solutions, and the best people. So couldn’t be more excited. Love hearing your excitement. And should you have any questions, always reach out to me directly, Jason, Brian Rudick, if there’s any legal questions as well. But a lot more information to come. Couldn’t be more excited and really, really appreciate all your engagement as we go forward and build the world’s greatest materials company. So with that, Jason, I’ll let everybody go and get back to all the great work you’re doing. Really appreciate everybody. Thank you.

Jason Clifford:

Sounds great.

Simon Mawson:

Thanks, everyone. Thanks.

***

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction, synergies, expected future financial position, total addressable market, position in specialty chemicals and advanced materials verticals and the industry, business and financial results of each company and the combined company, including the combined company’s expected Adjusted EBITDA and Adjusted EBITDA margin, expected synergies, net debt and net leverage, anticipated de-leveraging, expected accretion to Adjusted EPS and expected growth, margins and free cash flow. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com, or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Information.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Solstice and Element Solutions is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solstice and Element Solutions. Combined Adjusted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected net synergies. Combined Adjusted EBITDA Margin is inclusive of expected net synergies. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in SEC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted standalone EBITDA, pro forma adjusted EBITDA, combined adjusted EBITDA, combined adjusted EBITDA margin, combined sales, synergies, integration benefits, free cash flow, net debt and net leverage. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Solstice and Element Solutions caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Solstice’s adjusted standalone EBITDA and Element Solutions’ adjusted EBITDA and a reconciliation of adjusted standalone EBITDA and adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Solstice’s Current Report on Form 8-K furnished with the SEC on February 11, 2026 and Element Solutions’ Current Report on Form 8-K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this communication). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Element Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies, net of the costs to achieve.